Exhibit 99.1

Press Release, 7 May 2015

Interxion Issues Statement in Response to TelecityGroup’s Confirmation of Receipt of an Unsolicited Proposal from Equinix Inc.

Amsterdam – 7 May 2015 – Interxion Holding N.V. (NYSE: INXN; “Interxion”), a leading European provider of data center services, today issued the following statement in response to the announcement today by TelecityGroup plc (LSE: TCY.L.; “TelecityGroup”) confirming that TelecityGroup has entered into discussions concerning a possible takeover offer for TelecityGroup by Equinix.

On 9 March 2015, Interxion and TelecityGroup announced an agreement to implement a recommended all-share merger (the “Merger”) (the “Implementation Agreement”) which was unanimously approved by both boards. Interxion remains committed to the transaction with TelecityGroup on the terms as agreed by the parties, and both parties continue to work to progress the transaction. As announced earlier, the Merger has received clearance by the Federal Cartel Office of Germany, an important milestone in the regulatory approval process. Interxion continues to believe that the pending Merger with TelecityGroup is a strategically compelling combination that delivers meaningful value to Interxion and TelecityGroup shareholders as well as their customers.

Pursuant to the terms of the Implementation Agreement, TelecityGroup’s entrance into discussions with Equinix releases Interxion from its exclusivity obligations with TelecityGroup during the pendency of the discussions.

Interxion will make further announcements regarding the Merger as and when appropriate.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

Press Release, 7 May 2015

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Forward-looking Statements / Additional Disclaimers

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.

Interxion does not assume any obligation to update the forward-looking information contained in this report.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United

Press Release, 7 May 2015

Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without

Press Release, 7 May 2015

charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.TelecityGroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Contact Information:

Investors

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@Interxion.com

Media

Joele Frank, Wilkinson Brimmer Katcher

Matthew Sherman, Mahmoud Siddig

Tel: +1-212-355-4449